News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Van Houtte to be acquired and taken private by Littlejohn & Co.

(Unless otherwise indicated, amounts are in Canadian dollars.)

MONTREAL, May 7 /CNW Telbec/ -

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Investor Conference Call and Webcast

A call to discuss this transaction will be held today, Monday, May 7 at 10:00 a.m. EDT. To participate, please dial one of the following numbers after 9:45 a.m.: (514) 807-8791 or 1 800-588-4942. Only institutional analysts will be invited to ask questions. The conference call will be webcast and a presentation will be posted shortly before 10:00 a.m. at:
http://w.on24.com/r.htm?e(equal sign)45196&s(equal sign)1&k(equal sign)253FC609C6

News Conference

A news conference will be held subsequently at 11:30 a.m. EDT at the Sheraton Centre Hotel, Hemon Room, 1201 Boul. René-Lévesque West, Montreal. For those who prefer to join the news conference via telephone,please dial: (514) 807-8791 or 1-800-814-4862 (original feed, no simultaneous translation).
Only media representatives will be invited to ask questions.

As a result of a strategic review process initiated in October 2006 and announced on January 12, 2007 (the "Announcement Date"), Van Houtte Inc. ("Van Houtte" or the "Company") (TSX: VH) is pleased to announce that it has entered into a definitive acquisition agreement (the "Agreement") to be acquired and taken private by a company controlled by Littlejohn & Co. LLC ("Littlejohn"), a Greenwich, Connecticut-based private equity firm.

Under the terms of the Agreement, Littlejohn will acquire all of the issued and outstanding shares of the Company for a consideration of $25.00 per share. The Total Enterprise Value of the transaction is approximately $600 million including the assumption of existing indebtedness. The $25.00 per share consideration represents a 44% premium over the volume-weighted average price of $17.36 for the 20-day period ending prior to the Announcement Date.

In addition, the $0.25 per share special dividend payable on June 15, 2007 to shareholders of record on June 7, 2007 will be maintained. However, the regular quarterly dividend of $0.08 per share will not be declared.

The strategic review process was led by the Strategic Orientation Committee of Van Houtte with the assistance of CIBC World Markets Inc. This committee is composed of six non-management Board members: Paul-André Guillotte, Pierre Brodeur, Roger Desrosiers, Robert Parizeau, Christian Pouliot and Pierre-Luc Van Houtte.

Speaking on behalf of the Strategic Orientation Committee, Pierre Brodeur said: "In the past five months, Van Houtte has sought interest from a wide variety of parties with respect to a potential sale of the Company. Through a broad and thorough sale process, the Company contacted approximately 50 potential strategic and financial buyers from across the United States, Canada, Europe and Asia. As our process was announced prior to the deadline for initial bids, we are confident any potential buyer who wanted to express an interest in the Company had ample opportunity to do so. Ultimately, extensive discussions took place with several buyers who had previously executed confidentiality and standstill agreements. The transaction with Littlejohn is the culmination of this extensive process."

Van Houtte's founding and principal shareholders, Famille Pierre Van Houtte Inc., Société Agro-Alimentaire Sogal Inc., Les Placements Michel Ouellet (1986) Inc. and Les Placements Christian Pouliot (1986) Inc., have agreed, pursuant to support and voting agreements, to irrevocably support and vote in favour of the transaction. Pursuant to the support and voting agreements, such shareholders cannot agree to or contemplate any competing transaction until January 1, 2008. These shareholders collectively hold approximately 36% of the outstanding Van Houtte shares representing 68% of voting rights, consisting of 5.3 million or 100% of the Multiple Voting Shares, and approximately 2.5 million, or 16% of the Subordinate Voting Shares of the Company.

Speaking on behalf of the founding and principal shareholders, Paul-André Guillotte, Chairman of the Board and Chair of the Strategic Orientation Committee, said: "The decision to put up for sale our controlling interest in Van Houtte was a difficult one to make, but this transaction is the right one for all the stakeholders of the Company. Much has been done in the last 25 years to build Van Houtte into what is now one of the largest and finest roasters and distributors of gourmet coffee in North America. The time has now come for a new group of owners to sponsor the next stage of the Company's growth. Following a comprehensive and rigorous process, we strongly support the proposed transaction. Our vision from the outset has always been to build Van Houtte into a North American leader. The Company has found in Littlejohn a partner who shares this vision."

Board Approves Unanimously

Van Houtte said today that its Board of Directors unanimously approved the transaction (with interested directors abstaining) upon a unanimous recommendation of its Strategic Orientation Committee and also resolved to recommend to the Company's shareholders that they vote in favour of the transaction.

In reviewing the proposed transaction, Van Houtte's Strategic Orientation Committee has received an opinion from both National Bank Financial and CIBC World Markets that the consideration offered to the Van Houtte shareholders is fair from a financial point of view.

The transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act and will have to be approved by the shareholders of Van Houtte at a Special Meeting to be held at the end of June or early July 2007. The plan of arrangement will be subject to approval by at least two-thirds of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class, and by a majority of the votes cast by the holders of Subordinate Voting Shares (other than interested shareholders). Once approved by the shareholders, the plan of arrangement will then have to be sanctioned by the Superior Court of Quebec.

The transaction will also be subject to certain other customary conditions described in the Agreement, including receipt of a limited number of regulatory approvals and no material adverse change in the Company's business. The transaction is not subject to any financing condition. It is anticipated that the plan of arrangement, if approved by the Company's shareholders, will be completed shortly after the Special Meeting.

The Agreement also provides for, among other things, a non-solicitation covenant on the part of Van Houtte, a right in favour of Littlejohn to match any superior proposal and the payment of a termination fee to Littlejohn in the amount of $10 million under certain circumstances.

A copy of the National Bank Financial and CIBC World Markets fairness opinions, a description of the various factors considered by the Board of Directors of Van Houtte in its determination to approve the transaction, as well as other relevant background information, will be included in the Information Circular to be mailed during the last week of May to the Company's shareholders in advance of the Special Meeting to vote on the plan of arrangement. Copies of the Information Circular, the Agreement, the plan of arrangement and certain related documents will be filed with Canadian securities regulators and will be available on SEDAR (www.sedar.com) as part of Van Houtte public filings.

Executing Van Houtte's Development Plan

Following the transaction, Van Houtte will continue to be headquartered in Montreal under the Van Houtte name and the leadership of its existing management team. In particular, Jean-Yves Monette, Gérard Geoffrion and David Larimer will remain as Van Houtte's CEO, Executive Vice-President and Filterfresh's and Van Houtte USA's president and COO respectively. No significant changes in staffing levels, strategic orientations or operations are expected as a result of the transaction.

Littlejohn is making its investment in Van Houtte through an affiliate of its Littlejohn Fund III, LP ("Fund III"). It is anticipated that certain members of senior management, including Jean-Yves Monette and Gérard Geoffrion, will retain an equity interest in the combined company. Littlejohn is supporting the transaction along with certain co-investors from Fund III and the Solidarity Fund QFL.

"We have found in Van Houtte a well-managed company with a superior product, a strong brand and heritage and a solid development plan", said Michael I. Klein, President of Littlejohn. "We are confident that Van Houtte's management can deliver on their plan for broad-based growth, deployment of the Van Houtte brand across Canada and the United States and optimal use of the Van Houtte Coffee Services network, the only one of its kind in North America", added David E. Simon, Managing Director of Littlejohn.

"Owners may be new, but the Company will stay the same", said Van Houtte's President and CEO Jean-Yves Monette. "Van Houtte will remain the name that millions of consumers have come to associate with great tasting coffee and with excellent products and services. We are more than ever dedicated to provide coffee lovers of North America a superior coffee experience, one cup at a time."

Cautionary Note About Forward-Looking Statements

Certain statements made in this release, including those concerning the expected closing of the transaction referred to herein, are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, Van Houtte claims the protection of the safe harbour for forward-looking statements contained in the Canadian and U.S. securities laws. Van Houtte cautions that actual future performance could be affected by a number of factors, including the fact that the expected closing of the transaction referred to in this release is subject to customary closing conditions, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what Van Houtte currently foresees. Additional information identifying risks and uncertainties is contained in Van Houtte's filings under applicable securities laws.

About Van Houtte

Founded in 1919, Van Houtte is one of North America's leading gourmet coffee roasters, marketers and distributors. The Company roasts and markets its gourmet coffees across Canada and the U.S. through distribution channels that include coffee services, retail stores, café-bistros and online shopping. Van Houtte employs more than 1,900 employees in Canada and the United States.

About Littlejohn & Co. LLC

Founded in 1996, Littlejohn & Co., LLC is a Greenwich, Connecticut-based private equity firm seeking to make investment in middle-market companies that can benefit from its operational and strategic approach. The firm's professionals manage three funds with committed capital of approximately US 1.6 billion. The firm is currently investing from Littlejohn Fund III, L.P. which has US$850 million in capital commitments.

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/For further information: Van Houtte Inc., www.vanhoutte.com; Larouche Consultant Inc., Daniel Larouche, (514) 286-4882, (514) 944-6145, dlarouche(at)laroucheconsult.ca; Josiane Bétit, (514) 831-0276; Littlejohn & Co., www.littlejohnllc.com; Chris Tofalli Public Relations, LLC, Chris Tofalli, (914) 834-4334, chris(at)tofallipr.com/
(VH.)

CO: VAN HOUTTE INC.

CNW 08:07e 07-MAY-07